UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 333-43447

Ingram Micro 401(k) Investment Savings Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signatures
EXHIBIT 23.01
EXHIBIT 99.01

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

By:	/s/ Matthew Sauer

Name:	Matthew Sauer
Member of the Ingram Micro Benefits Administrative Committee

June 30, 2003

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2002 and 2001
(With Independent Auditor’s Report Thereon)

		Page
		Number

Independent Auditor’s Report		1
Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001		2
Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 2002 and 2001		3
Notes to Financial Statements - December 31, 2002 and 2001		4 - 8
Supplementary Information:
Schedule 1:	Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2002	9

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan), as of and for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan and the changes in net assets available for plan benefits as of and for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kushner, Smith, Joanou & Gregson, LLP

Kushner, Smith, Joanou & Gregson, LLP
Irvine, California
May 29, 2003

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Investments at fair value (Notes 2, 3, and 4)	$98,382,768	$114,005,353

Plan receivables
Employer contributions	—	192,950
Participant contributions	—	460,431

Total receivables	—	653,381

Net assets available for plan benefits	$98,382,768	$114,658,734

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statements of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Contributions:
Employer contributions	$4,636,355	$4,926,979
Participant contributions	11,781,612	13,991,662
Participant rollovers	220,275	658,462

Total contributions	16,638,242	19,577,103

Investment loss:
Participant loan interest	330,450	403,376
Dividends	6,081	—
Net appreciation (depreciation) of stock investments	(3,893,108)	5,478,506
Net investment loss from common/ collective trusts	(2,236,881)	(724,848)
Net investment loss from registered investment companies	(15,345,234)	(14,760,087)

Total investment loss	(21,138,692)	(9,603,053)

Total additions	(4,500,450)	9,974,050

Deductions from net assets attributed to:
Benefits paid to participants	11,749,923	12,359,504
Administrative expenses	25,593	25,829

Total deductions	11,775,516	12,385,333

Net decrease	(16,275,966)	(2,411,283)
Net assets available for plan benefits - beginning of year	114,658,734	117,070,017

Net assets available for plan benefits - end of year	$98,382,768	$114,658,734

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the employees of Ingram Micro Inc., (the Company) who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company (Putnam), acting as trustee, custodian and recordkeeper.

Contributions - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer up to the lesser of 15 percent of their eligible compensation or a fixed amount determined annually by the Internal Revenue Service. The Company matches from 50 percent to 100 percent of participant contributions up to the first 5% of eligible compensation depending upon the years of service. The Benefits Administrative Committee may change the Company’s matching contribution in future years. For the years ended December 31, 2002 and 2001, the Company made matching contributions of $4,636,355 and $4,926,979, respectively. The Company may also make discretionary contributions under the Plan. The Company made no discretionary contributions to the Plan for the years ended December 31, 2002 and 2001.

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution, and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of discretionary contributions are based on participant account balances. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance. Benefit payments allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid amounted to $242,648 at December 31, 2002, and $204,128 at December 31, 2001.

(Note 1 continued on the following page)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at prime plus 1 percent, which ranged between 5.25 percent and 10.5 percent during 2002 and 6 percent and 10.5 percent during 2001, with payment of principal and interest made through payroll deductions. A general loan will have a term of five years or less, and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no United States income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage

1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

(Note 1 continued on the following page)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) - The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59½. Participants’ age 59½ taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

Forfeitures - Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures that will be used to reduce future employer contributions at December 31, 2002, are $54,118. Employer contributions were reduced by $216,322 and $296,973 in 2002 and 2001, respectively, from forfeited nonvested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2002 and 2001

NOTE 3 - INVESTMENTS

Participant directed accounts greater than 5 percent of the Plan net assets as of December 31, 2002 and 2001, are summarized as follows:

		2002	2001

Putnam Fiduciary Trust Co.	The Putnam Fund for Growth and Income, 1,500,070 and 1,532,512 units, respectively	$21,210,987	$27,156,111
Putnam Fiduciary Trust Co.	Putnam New Opportunities Fund 548,199 and 537,960 units, respectively	15,585,287	22,045,621
Putnam Fiduciary Trust Co.	Putnam International Growth Fund 467,016 and 446,790 units, respectively	7,663,739	8,855,372
Putnam Fiduciary Trust Co.	Putnam S&P 500 Index Fund 510,068 and 452,304 units, respectively	11,037,865	12,596,656
Putnam Fiduciary Trust Co.	Putnam Stable Value Fund 18,296,398 and 16,346,798 units, respectively	18,296,398	16,346,798
Putnam Fiduciary Trust Co.	Ingram Micro Stock Fund 731,382 and 829,398 units, respectively	9,032,573	14,365,170

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $21,469,142 and $10,006,429, respectively.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2002 and 2001

NOTE 4 - EMPLOYER STOCK

Participants may not invest more than 50 percent of their contributions into the Ingram Micro Stock Fund and are not permitted to transfer funds from the Plan’s other investment options into the Ingram Micro Stock Fund. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other funds. At December 31, 2002 and 2001, investments in Ingram Micro stock comprised approximately 9 percent and 13 percent, respectively, of total net assets available for benefits.

NOTE 5 - PARTY-IN-INTEREST

Certain Plan investments are managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $25,593 and $25,829 for the years ended December 31, 2002 and 2001, respectively.

NOTE 6 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account balance as of the date of the termination.

NOTE 7 - TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule 1

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2002

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
(a)	lessor, or similar party	rate of interest, collateral, par or maturity value	Cost^	Value

	Putnam Fiduciary Trust Company	Brazos Small Cap Growth, 77,930 units	—	$1,002,179
	Putnam Fiduciary Trust Company	Artisan Small Cap Value, 76,137 units	—	883,193
	Putnam Fiduciary Trust Company	Pimco Total Return Fund, 317,813 units	—	3,391,070
*	Putnam Fiduciary Trust Company	The Putnam Fund for Growth and Income, 1,500,070 units	—	21,210,987
*	Putnam Fiduciary Trust Company	Putnam Vista Fund, 210,956 units	—	1,263,624
*	Putnam Fiduciary Trust Company	Putnam Growth Opportunities Fund, 108,733 units	—	1,128,649
*	Putnam Fiduciary Trust Company	Putnam New Opportunities Fund, 548,199 units	—	15,585,287
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Growth Portfolio, 123,298 units	—	976,523
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Balanced Portfolio, 293,220 units	—	2,451,318
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation - Conservative Portfolio, 65,532 units	—	520,322
*	Putnam Fiduciary Trust Company	Putnam International Growth Fund, 467,016 units	—	7,663,739
*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund, 510,068 units	—	11,037,865
*	Putnam Fiduciary Trust Company	Putnam Stable Value Fund, 18,296,398 units	—	18,296,398
*	Putnam Fiduciary Trust Company	Ingram Micro Stock Fund, 731,382 units	—	9,032,573
	Putnam Fiduciary Trust Company	Pending Account	—	1,393
	Participant loans	5.25% to 10.5%	—	3,937,648

				$98,382,768

* These investments represent parties in interest to the Plan

^ This information was not available from the records of the custodian

EXHIBIT INDEX

Exhibit
No.	Description

23.01	Consent of Independent Accountants

99.01	Certification by a Member of the Ingram Micro Benefits Administrative Committee pursuant to Section 906 of the Sarbanes-Oxley Act